December 11, 2007

Craig Slivka
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Intermec, Inc.
    Definitive 14A
    Filed April 10, 2007
    File No. 1-13279

Dear Mr. Slivka:

This communication is in response to your comment letter dated September 26, 2007, regarding the Proxy Statement on Form Definitive 14A filed by Intermec, Inc. (we, our, us or the Company) on April 10, 2007 (the “Proxy Statement”).

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Compensation Committee, page 9

1.
We note your reference to management’s engagement of Mercer Human Resources Consulting for particular projects related to named executive officer compensation.  Please disclose the nature and scope of Mercer’s assignment and the material elements of the instruction or directions given to Mercer with respect to the performance of their duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE:

The information responsive to Item 407(e)(3)(iii) of Regulation S-K in the Proxy Statement appears under the caption “Board Committees, Compensation Committee,” page 9 (the “Compensation Committee Disclosure”).  In future proxy statements, in the Compensation Committee Disclosure we will clarify the role of the Compensation Committee’s independent consultant (in 2006, Hewitt Associates, LLC) in providing independent review and analysis of work performed by consultants engaged by management (in 2006, Mercer Human Resources Consulting) to assist management in analyzing or developing employee compensation or benefit programs that may cover named executive officers.

For example, in the Proxy Statement, we included information about Mercer’s specific project in the Compensation Discussion and Analysis (“CD&A”) under the caption “Post-Employment Compensation and Benefits -- Post-Termination Benefits” (page 38).  In future proxy statements, we will present information of this kind in the Compensation Committee or the CD&A, as appropriate.  In addition, to the extent material, we will include information about the instructions given to Mercer for projects related to executive compensation.

Context of our Executive Compensation Programs, page 29

2.	Identify the peer group companies against which you have benchmarked your compensation and disclose the degree to which the committee considered such companies comparable to you.

RESPONSE:
We respectfully submit to the SEC Staff that the identities of the over 60 specific companies in the benchmarking peer groups are not material and do not aid shareholders in understanding our compensation programs and decisions.  On page 31 of the Proxy Statement, in CD&A under the caption “Policies, Peer Group Analysis and Compensation Mix—Peer Group Selection,” we present a description of the peer selection process and the selection criteria used to select the companies for the Proxy Data Peer Group and the Survey Peer Group.  We also explain the reason for the use of the two groups.  We believe that the discussion in this section, by describing the selection methodology, sufficiently explains the benchmarking process and the degree to which the Compensation Committee considers the benchmarking companies to be comparable. As explained in the paragraph identified in your comment, because there are too few comparable firms in the Company's specific AIDC technology market (automated identification and data capture), we use non-AIDC technology firms of similar size and scale and with similar business and financial characteristics for benchmarking comparisons.  In addition, merger and acquisition activity change the availability or suitability of financial and compensation information for these companies.  We acknowledge (on page 32) that, because our performance and the performance of peer group companies will vary from year to year, the peer group companies may be slightly different year-to-year.  We believe it would be confusing or misleading to shareholders to place undue emphasis on the identity of such a large number of specific companies which we acknowledge are not in our specific technology market.

In future proxy statements, we will include information on the number of companies used in the benchmarking process, and indicate how many of these we consider to be competitors in the AIDC market.  For clarity we will combine disclosures regarding peer companies (of the type appearing at page 29 and at page 31) in a single location within CD&A.

Policies, Peer Group Analysis and Compensation Mix, page 30

3.
The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Refer you to Section II.B.A. of Commission Release No. 33-8732A.  We note the disparity between Mr. Brady’s compensation and that of the other named executive officers.  Given this, please disclose how and why Mr. Brady’s compensation differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individual basis.

RESPONSE:

In future proxy statements, we will provide further analysis regarding the compensation policies and decisions applicable to the Chief Executive Officer (“CEO”).  This disclosure will clarify and explain the following.

•
The compensation policies for the CEO are the same as those applicable to all other Named Executive Officers (“NEOs”).  If that practice changes materially in the future, we will disclose how the policies applicable to the CEO differ from the policies applicable to the other NEOs. For example, in the CD&A in the Proxy Statement, we describe our compensation policies with respect to all NEOs because the same policies are applied for all such officers.  As noted under the caption “Objectives of Our Executive Officer Compensation Programs” (page 29) “[w]e use peer group benchmarking to assess each executive officer’s at-target total direct compensation relative to the 50th percentile for total direct compensation among similar technology companies”  and under the caption “Base Salary and Perquisites—Company and Individual Performance Factors” (page 32) that officers’ compensation is compared to compensation paid to similar officers at our peer group companies.

•
In benchmarking comparisons, the importance of the CEO's position is reflected in a greater total compensation than other NEOs, both in salary and incentive compensation:  because our CEO’s compensation was assessed relative to counterparts at the peer companies, his total compensation reflects the higher level of compensation for CEOs generally.  The Committee believes that the CEO position merits a higher level of compensation relative to other NEOs, both because of its strategically critical contribution to the direction of the business and because of the need to attract and retain talented individuals to fill this role.

•
Unique factors that lead to specific decisions regarding CEO total compensation will be described.  For example in the Proxy Statement, individual salary decisions are discussed under the caption, “Base Salary and Perquisites—Individual Salary Decisions” (page 33), where we explained why the CEO asked for a decreased salary in connection with a restructuring that decreased the size of the Company.

Policies, Peer Group Analysis and Compensation Mix, page 30

4.
To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please disclose the specific items of individual performance used to determine incentive payments and salaries, how your incentive bonuses are specifically structured around such individual objectives and milestones, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable.  In the alternative, on a supplemental basis please provide us with a detailed analysis supporting your conclusion that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE:

In future proxy statements, we will more clearly distinguish between the discussion of individual performance as an element in our compensation policies and practices, and the use or relevance of individual performance factors in particular base salary determinations.  For example, in future proxy statements we will more clearly explain that, although peer benchmarking establishes the median for total compensation, whether an officer's base salary is at, above or below that median for similar executive positions in the peer groups (as described under "Base Salary and Perquisites—Company and Individual Performance Factors" on page 32) is in part based on the Committee's subjective assessment of the officer's individual performance.  Generally, the Committee in making the assessment would consider such factors as the officer’s contribution (in his or her area of responsibility) to business initiatives intended to deliver financial or strategic value to the Company’s performance goals, or an officer’s strategic leadership toward these goals, or whether an officer has assumed a greater scope of responsibility than counterparts at peer companies.  No specific weight would be given to any one objective or performance factor.  The Committee's salary determination would be based on its overall assessment of how well each NEO performed his or her job.  The disclosure will also clarify that, regardless of the Committee's subjective assessment of individual performance, Company performance could be the overriding factor in setting base salaries.  For example, disclosure for base salary decisions made in 2006 would have clarified that, because of Company performance below expectations, no NEO received a significant salary increase.

As described under "Annual Cash Incentive Program—Company and Individual Performance Factors" (page 34), individual performance is not considered in determining annual MICP payments.

Under "Long-Term Equity Incentive Programs—Company Performance and Individual Performance Factors" (page 35), long-term incentive opportunities are based on Company performance, the long-term incentive opportunities provided by our peers and the competitiveness of our total direct compensation relative to our peers.  In future filings we will clarify that individual performance is not considered in determining long-term incentive opportunities.

Policies, Peer Group Analysis and Compensation Mix, page 30

5.
Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and provide appropriate information required by that Item requirement.  For example, it is not entirely clear (i) how you determine the amount (and, where applicable, the formula) for each element of executive compensation or (ii) how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Items 402(b)(1)(v) and (vi) of Regulation S-K.

RESPONSE:

Although not marshaled together as one analysis organized in the manner reflected in this comment, we respectfully submit that the component information responsive to this comment is substantially contained in the CD&A.

•
For example, in the Proxy Statement, we describe under "Policies, Peer Group Analysis and Compensation Mix" (pages 29-30) how we determine the relative amounts of each element of compensation by discussing the policies and practices we use, including benchmarking the types and of each element of compensation targeted to the 50th percentile of our peers.

•
We also describe under "Policies, Peer Group Analysis and Compensation Mix" that each element of compensation is designed to meet our overall compensation objectives of being designed to be typical of our industry, to attract executives, at an affordable price point, with significant at-risk components to motivate performance to drive shareholder value and earn rewards.

•
We provide further details about how we set each element of compensation in each relevant section ("Base Salary and Perquisites," Annual Cash Incentive Program," and "Long-Term Equity Incentive Programs" (pages 32, 34 and 35, respectively).

In the organization of our CD&A in the Proxy Statement, we discuss the objectives, then policies and then the decisions for each component of compensation.  This sequence was intended to illustrate a logical progression from our objectives to the individual decisions.

In future proxy statements we will consolidate and supplement this analysis to clarify how we determine the amount and/or formula for each element of NEO compensation, how each component and our decisions regarding these elements fit into our overall compensation objectives and their impact regarding other elements.  In future filings we will clarify how the relative proportions of each of the three main elements of total direct compensation support our overall compensation goals.

Long-Term Equity Incentive Programs, page 35

6.
We note that you have disclosed the performance categories for the Performance Share Program (planned cumulative Return on ANCU and cumulative Earnings per Share).  However, please disclose the necessary performance targets and goals to be achieved in order for your executive officers to earn their incentive compensation.  In the alternative, on a supplemental basis please provide us with a detailed analysis supporting your conclusion that that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Here, please disclose the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved.

RESPONSE:

Performance Targets and Goals.  The Company excluded the three-year performance thresholds and targets for each participant in our Long-Term Performance Share Program (collectively, the "PSU Program Goals") in the Proxy Statement because the Company believes that the disclosure of PSU Program Goals would result in competitive harm such that the information may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  The Company has prepared a detailed analysis supporting this conclusion, which is set forth in a Supplemental Letter being submitted at the same time as this response letter.

We respectfully submit to the SEC Staff that, even if the disclosure of the specific PSU Program Goals would not result in competitive harm to the Company, disclosure of the specific PSU Program Goals is not material or necessary to understanding our Long-Term Performance Share Program (the "PSU Program") and therefore not required.   Item 402(b)(1) of Regulation S-K requires the discussion to explain "all material elements of the registrant's compensation of the named executive officers."  Item 402(b)(2) also includes a reference to materiality in acknowledging that "the material information to be disclosed under Compensation Discussion and Analysis will vary depending upon the facts and circumstances."  Moreover, Instruction 1 to Item 402(b)(1) states that the purpose of the CD&A is to "provide to investors material information that is necessary to an understanding of the registrant's compensation policies and decisions regarding the named executive officers." We respectfully submit that our disclosure in the Proxy Statement provides the material information necessary for understanding the PSU Program, as discussed in detail below.

Investor understanding of our PSU Program is aided by the information we present in the Proxy Statement, including the following:

•
a description of the PSU Program structure, including the performance categories and that the targets in these categories, when established, are intended to be achievable if our business successfully grows consistently with our plans (page 36 of the Proxy Statement);

•	a description of the financial components included in calculating ANCU (pages 34 of the Proxy Statement) and Return on ANCU (page 36 of the Proxy Statement);

•
an explanation (page 36 of the Proxy Statement) that Return on ANCU is a non-GAAP measure  used by management to evaluate our financial return in a given period relative to our ANCU, which we describe (page 34 of the Proxy Statement) as a non-GAAP measure we use to evaluate our effectiveness at managing capital deployed and generating liquidity;

•	the range of the number of shares common stock that may be paid out, including the target amounts for each named executive officer (page 43 of the Proxy Statement);

•
a description of the level of performance achieved for the most recently completed three-year period (2004-2006), which in each category was above threshold but below the target value (page 36 of the Proxy Statement);

•	the actual number of shares of common stock paid to each named executive officer for the most recently completed three-year period (2004-2006) (page 48 of the Proxy Statement); and

•	disclosure of our expectation at that time that there would not be any payouts under the PSU Program for the 2005-2007 and 2006-2008 performance cycles (page 36 of the Proxy Statement).

As described on page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” our Compensation Committee establishes target award amounts under the PSU Program each year for each participant, as well as three-year performance thresholds and targets for two different performance categories (cumulative return on ANCU and cumulative earnings per share).  We disclose that participants in the PSU Program receive payouts in the form of shares of our common stock ranging from 0% to 200% of the target award, dependent on the degree to which the PSU Program Goals in both of these categories are achieved.

This means that performance in both categories above the target performance value would result in the payout of a number of shares of common stock greater than the target payout amount, but not more that 200% of this amount. It also means that performance in both categories below the target performance values would lead to a payout amount smaller than the target payout amount or none at all. Likewise, it would be possible that performance exceeding the target in one performance category may outweigh underperformance in the other performance category to yield a share award equivalent to or even in excess of the target amount.  Accordingly, various combinations of performances above and below the PSU Program's targets may result in equivalent payouts.  For this reason, knowledge of the specific target performance values will not materially aid an investor's understanding of the amount or likelihood of our named executive officers receiving the incentive compensation under this program.

Difficulty of Achieving Targets.  We respectfully submit to the SEC Staff that the Proxy Statement discusses the difficulty or likelihood of achieving the target performance levels under the PSU Program.  On page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” we disclose that, when established, the performance targets for the PSU Program are intended to be achievable if our business successfully grows consistently with our plans.  This disclosure informs investors that our Compensation Committee (i) considered our planned business growth in setting the PSU Program Goals and (ii) intended achievement of the awards to be as difficult to accomplish as the planned business growth.  We supplementally inform the SEC Staff that because the PSU Program was adopted in 2004, the first three-year cycle under this plan ended in 2006.  Therefore, our Compensation Committee has had limited payout achievement information for the PSU Program to draw upon in setting the PSU Program Goals.

In establishing the PSU Program Goals, our Compensation Committee members took into account their subjective assessment of the degree of difficulty that management would face for the achievement of PSU Program Goal target values, and it was the Compensation Committee’s intent that the achievement of the target values would not be a certainty.  In the performance cycles described in the Proxy Statement, however, our Compensation Committee did not attempt to assign a numerical probability to the achievement any particular achievement level or payout amount under the PSU Program.

On page 36 of the Proxy Statement, under the caption “Long-Term Equity Incentive Programs—Long-Term Incentive Plan (Performance Share Program),” we include statements that provide further information regarding the difficulty of achieving the PSU Program Goals, especially when read in conjunction with our periodic financial results.  For example, we state that payouts are not expected for the 2005-2007 and 2006-2008 performance cycles.  In addition, on page 46 of the Proxy Statement, in footnote (b) to the “Outstanding Equity Awards at 2006 Fiscal Year-End” table, we specifically disclose our assessment of the progress toward achieving the PSU Program Goals.  This disclosure informs investors that that performance for the relevant three-year period is expected to be below the threshold levels in both categories based on the already completed fiscal years in those cycles and the then-current business outlook.  When read together with our publicly available financial results for 2005 and 2006, these statements provide investors with a clear indication of the difficulty of achieving the PSU Program Goals.

* * * *

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact Mary Brodd, our Senior Corporate Counsel at (425) 265-2465, or me at (425) 265-2403.

Sincerely,

/s/ Janis L. Harwell

Janis L. Harwell
Senior Vice President, General Counsel and Corporate Secretary

cc:  Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
   Lanny H. Michael, Intermec, Inc., Chief Financial Officer
   Mary Brodd, Intermec, Inc., Senior Corporate Counsel and Assistant Secretary